Filed by Sandy Spring Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed to be filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sandy Spring Bancorp, Inc.

Commission File No.: 000-19065

Date: October 21, 2024

The following communication was made by Sandy Spring Bancorp, Inc. (“SASR”) in connection with the proposed merger between SASR and Atlantic Union Bankshares Corporation (the “Merger”).

Employee Email

On October 21, 2024, a communication in the form set forth below was distributed by SASR to its employees.

To: All Users

From: Dan Schrider

Subject: Important Company News

Team,

This morning, Sandy Spring Bancorp announced that our Company entered into an agreement to merge with Atlantic Union Bank. In the months ahead, Sandy Spring Bank will become part of Atlantic Union Bank and operate under the Atlantic Union Bank name and brand. This merger is expected to close in the third quarter of 2025.

•	Headquartered in Richmond, Virginia, Atlantic Union Bank is a regional bank serving Maryland, Virginia and North Carolina.

•	Once the merger is complete, the assets of the combined organization will be approximately $39 billion, and our combined wealth groups will have $13 billion in assets under management.

•	This combination will create the preeminent regional Bank serving the broader mid-Atlantic region.

There are many strategic, long-term benefits to this merger, but for now, I recognize you need to absorb this news.

To help introduce you to Atlantic Union Bank, I sat down with my counterpart to talk about the partnership and what it means for both of our companies. Please take a few minutes to watch this video with me and the CEO of Atlantic Union Bank, John Asbury.

Once you watch the video, please continue to read below for important updates about employee events happening today and tomorrow.

•	Click here https://atlanticunionbank.wistia.com/medias/g68ooh3m9j to watch my joint video message with Atlantic Union Bank CEO, John Asbury.

Today: Live Town Hall

Please join me today at 11:00 AM for virtual Town Hall. You can register here:

•	https://sandyspringbank.zoom.us/webinar/register/WN_NqkuBI78TTey8C3oS7Ledg#/registration

All employees are welcome to attend and ask questions. I will do my best to answer as many of your questions as possible, and rest assured, additional information will come in the days and weeks ahead.

Tomorrow: Meet & Greets with Atlantic Union Bank

We will host a series of Meet & Greet sessions tomorrow with John Asbury and members of the Atlantic Union Bank executive leadership team.

•	We will host sessions at 8:30 AM and 10:30 AM at the Bethesda North Marriott Hotel and Conference Center.

•	We will host a session at 5:30 PM for branch employees only at our HQ building in Olney, Maryland.

I will discuss and answer your questions about these Meet & Greets during the Town Hall today. Later this morning, you will receive a separate email with all the information for these Meet & Greets.

Employee Resources

I understand that you have questions, and in very short order, you will begin to receive questions from clients and community partners. We are populating an employee resource section on SpringNet with templates, talking points and other information. We will update this section throughout today and in the weeks ahead, so please check back often for the latest information.

•	For your reference, you can view the joint press release we issued today with Atlantic Union Bank here.

https://investors.atlanticunionbank.com/news-events/press-releases/detail/186/atlantic-union-bankshares-corporation-announces-agreement

•	We’ve also posted an open letter from me on our website. https://www.sandyspringbank.com/news/message-our-ceo

From My Heart

I know this is a lot to absorb on a personal, professional and emotional level. Please take your time to process this information and know that I stand ready to answer your questions and listen to you. I look forward to connecting with you today at 11:00. Thank you for all that you do.

Dan

*****

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which statements involve inherent risks and uncertainties. Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Atlantic Union Bankshares Corporation (“AUB”) and SASR, respectively, with respect to the proposed transaction, the strategic benefits and financial benefits of the proposed transaction, including the expected impact of the proposed transaction on the combined company’s future financial performance (including anticipated accretion to earnings per share, the tangible book value earn-back period and other operating and return metrics), the timing of the closing of the proposed transaction, and the ability to successfully integrate the combined businesses. Such statements are often characterized by the use of qualified words (and their derivatives) such as “may,” “will,” “anticipate,” “could,” “should,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “project” and “intend,” as well as words of similar meaning or other statements concerning opinions or judgment of AUB or SASR or their respective management about future events. Forward-looking statements are based on assumptions as of the time they are made and are subject to risks, uncertainties and other factors that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions, include, among others, the following:

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction) and the possibility that the proposed transaction does not close when expected or at all because required regulatory approval, the approval by AUB’s shareholders or SASR’s stockholders, or other approvals and the other conditions to closing are not received or satisfied on a timely basis or at all;

•	the outcome of any legal proceedings that may be instituted against AUB or SASR;

•	the possibility that the anticipated benefits of the proposed transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which AUB and SASR operate;

•	the possibility that the integration of the two companies may be more difficult, time-consuming or costly than expected;

•	the impact of purchase accounting with respect to the proposed transaction, or any change in the assumptions used regarding the assets acquired and liabilities assumed to determine their fair value and credit marks;

•	the possibility that the proposed transaction may be more expensive or take longer to complete than anticipated, including as a result of unexpected factors or events;

•	the diversion of management’s attention from ongoing business operations and opportunities;

•	potential adverse reactions of AUB’s or SASR’s customers or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction;

•	a material adverse change in the financial condition of AUB or SASR; changes in AUB’s or SASR’s share price before closing;

•	risks relating to the potential dilutive effect of shares of AUB’s common stock to be issued in the proposed transaction;

•	general competitive, economic, political and market conditions;

•	major catastrophes such as earthquakes, floods or other natural or human disasters, including infectious disease outbreaks;

•	other factors that may affect future results of AUB or SASR, including, among others, changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates; deposit flows; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

These factors are not necessarily all of the factors that could cause AUB’s, SASR’s or the combined company’s actual results, performance or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other factors, including unknown or unpredictable factors, also could harm AUB’s, SASR’s or the combined company’s results.

Although each of AUB and SASR believes that its expectations with respect to forward-looking statements are based upon reasonable assumptions within the bounds of its existing knowledge of its business and operations, there can be no assurance that actual results of AUB or SASR will not differ materially from any projected future results expressed or implied by such forward-looking statements. Additional factors that could cause results to differ materially from those described above can be found in AUB’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), quarterly reports on Form 10-Q, and other documents subsequently filed by AUB with the Securities Exchange Commission (“SEC”), and in SASR’s most recent annual report on Form 10-K for the fiscal year ended December 31, 2023 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and its other filings with the SEC and quarterly reports on Form 10-Q, and other documents subsequently filed by SASR with the SEC. The actual results anticipated may not be realized or, even if substantially realized, they may not have the expected consequences to or effects on AUB, SASR or each of their respective businesses or operations. Investors are cautioned not to rely too heavily on any such forward-looking statements. AUB and SASR urge you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements made by AUB and SASR. Forward-looking statements speak only as of the date they are made and AUB and/or SASR undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable law.

Important Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, AUB intends to file with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) to register the shares of AUB capital stock to be issued in connection with the proposed transaction and that will include a joint proxy statement of AUB and SASR and a prospectus of AUB (the “Joint Proxy Statement/Prospectus”), and each of AUB and SASR may file with the SEC other relevant documents concerning the proposed transaction. A definitive Joint Proxy Statement/Prospectus will be sent to the shareholders of AUB and the stockholders of SASR to seek their approval of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS, SHAREHOLDERS OF AUB AND STOCKHOLDERS OF SASR ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AUB, SASR AND THE PROPOSED TRANSACTION AND RELATED MATTERS.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval with respect to the proposed transaction between AUB and SASR. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and no offer to sell or solicitation of an offer to buy shall be made in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A copy of the Registration Statement, Joint Proxy Statement/Prospectus, as well as other filings containing information about AUB and SASR, may be obtained, free of charge, at the SEC’s website (http://www.sec.gov). You will also be able to obtain these documents, when they are filed, free of charge, from AUB by accessing AUB’s website at https://investors.atlanticunionbank.com or from SASR by accessing SASR’s website at https://sandyspringbancorp.q4ir.com/overview/default.aspx. Copies of the Registration Statement on Form S-4, the Joint Proxy Statement/Prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to AUB Investor Relations, 4300 Cox Road, Glen Allen, Virginia 23060, or by calling (804) 448-0937, or to SASR by directing a request to SASR Investor Relations, SASR, 17801 Georgia Avenue, Olney, Maryland 20832 or by calling (301) 774-8455. The information on AUB’s or SASR’s respective websites is not, and shall not be deemed to be, a part of this communication or incorporated into other filings either company makes with the SEC.

Participants in the Solicitation

AUB, SASR and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies from the shareholders of AUB and stockholders of SASR in connection with the proposed transaction. Information about the interests of the directors and executive officers of AUB and SASR and other persons who may be deemed to be participants in the solicitation of shareholders of AUB and stockholders of SASR in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Joint Proxy Statement/Prospectus related to the proposed transaction, which will be filed with the SEC. Information about the directors and executive officers of AUB and their ownership of AUB common stock is also set forth in the definitive proxy statement for AUB’s 2024 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). Information about the directors and executive officers of AUB, their ownership of AUB common stock, and AUB’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in AUB’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 22, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000088394824000030/aub-20231231x10k.htm), and in the sections entitled “Corporate Governance,” “Executive Officers” and “Stock Ownership of Directors, Executive Officers and Certain Beneficial Owners” included in AUB’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on March 26, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000883948/000155837024003888/aub-20240507xdef14a.htm). To the extent holdings of AUB’s common stock by the directors and executive officers of AUB’s have changed from the amounts of AUB’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of SASR and their ownership of SASR common stock can also be found in SASR’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm) and other documents subsequently filed by SASR with the SEC. Information about the directors and executive officers of SASR, their ownership of SASR common stock, and SASR’s transactions with related persons is set forth in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” included in SASR’s annual report on Form 10-K for the fiscal year ended December 31, 2023, which was filed with the SEC on February 20, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000082441024000011/sasr-20231231.htm), and in the sections entitled “Corporate Governance,” “Transactions with Related Persons” and “Stock Ownership Information” included in SASR’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders, as filed with the SEC on April 10, 2024 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/824410/000119312524091479/d784978ddef14a.htm). To the extent holdings of SASR common stock by the directors and executive officers of SASR have changed from the amounts of SASR common stock held by such persons as reflected therein, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Free copies of these documents may be obtained as described in the preceding paragraph.